As filed with the Securities  and Exchange  Commission on September 8, 1997
                                                      Registration No. 333-34203


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                            INTERFERON SCIENCES, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                       22-2313648
           (State or other jurisdiction          (I.R.S. Employer
        of incorporation or organization)         Identification
                                                     Number)

                                783 Jersey Avenue
                         New Brunswick, New Jersey 08901
                                 (908) 249-3250
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                            LAWRENCE M. GORDON, ESQ.
                             Chief Executive Officer
                            Interferon Sciences, Inc.
                               9 West 57th Street
                            New York, New York 10019
                                 (212) 230-9513
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                             ROBERT J. HASDAY, ESQ.
                            Duane, Morris & Heckscher
                                   Suite 3300
                              122 East 42nd Street
                            New York, New York 10168
                                 (212) 692-1010

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X] If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
     ===========================================================================
                                                   Proposed        Proposed
     Title of Each             Amount to be        Maximum         Maximum
     Class of Securities       Registered       Offering Price    Aggregate       Amount of
     to be Registered                              per Share   Offering  Price  Registration Fee
     ===========================================================================
     ---------------------------------------------------------------------------
     Common  Stock, par value
     $.01 per  share           2,188,433 shares(1)  $7.22(2)    $15,800,486(2)    $4,788.03(3)
     --------------------------------------------------------------------------------
     ================================================================================
     Common   Stock, par value
     $.01  per  share            900,000 shares     $7.57(4)     $6,813,000(4)    $2,064.55
     ===========================================================================================

(1) Includes 96,833 shares of Common Stock issuable upon the exercise of options. There is also registered hereunder such indeterminate additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of such options.
(2) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices of the Common Stock on August 20, 1997 as reported by NASDAQ, pursuant to Rule 457(c).
(3)  Previously paid.
(4) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices of the Common Stock on August 29, 1997 as reported by NASDAQ, pursuant to Rule 457(c).



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Subject to Completion, Dated September 8, 1997

PROSPECTUS

                            Interferon Sciences, Inc.
                        3,088,433 Shares Of Common Stock

         900,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Interferon Sciences, Inc., a Delaware corporation (the "Company"), being offered hereby are being sold by the Company. Such shares of Common Stock may be sold (i) through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate, (ii) through agents designated from time to time, or (iii) directly by the Company. If any agents of the Company or any underwriters are involved in the sale of the shares of Common Stock offered hereby, the names of such agents or underwriters and any applicable discounts or commissions with respect to such Common Stock will be set forth in a Prospectus Supplement to be delivered at the time of any such offering ( a "Prospectus Supplement"), to the extent required. The shares of Common Stock may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. To the extent required, the number of shares being sold, the purchase price, the public offering price, the proceeds to the Company, and the other terms of the offering will also be set forth in a Prospectus Supplement. See "Plan of Distribution."

         An additional 2,188,433 shares of Common Stock being offering hereby are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders. See "Selling Stockholders".

         The Common Stock is quoted on the NASDAQ National Market System under the symbol "IFSC." On September 5, 1997, the last reported sale price of the Common Stock on the NASDAQ National Market System was $8 7/8 per share.

                                ----------------


     INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                      SEE "RISK FACTORS" ON PAGES 3-11 OF
                                THIS PROSPECTUS.
                                ----------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                The date of this Prospectus is September __, 1997

                              AVAILABLE INFORMATION

         The Prospectus omits certain of the information contained in the Registration Statement relating to the securities offered hereby which is on file with the Securities and Exchange Commission (the "Commission"). The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements, and other information with the Commission. Such Registration Statement, reports, proxy statements, and other information can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60061. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

                    (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

                    (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

                    (c) the Company's Current Report on Form 8-K filed on January 14, 1997; and

                    (d) the description of the Common Stock contained in the Company's Prospectus included in the Company's Registration Statement on Form S-2, File No. 33-59479, as filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "Securities Act").

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering hereby of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes, or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Requests should be directed to: Corporate Secretary, Interferon Sciences, Inc., 783 Jersey Avenue, New Brunswick, New Jersey 08901, telephone number (908) 249-3250.
- ----------------


     ALFERON(R) and ALFERON LDO(R) are registered trademarks of the Company.

                                   THE COMPANY

    Interferon Sciences, Inc. (the "Company") is a biopharmaceutical company currently engaged in the study, manufacture, and sale of pharmaceutical products based on its highly purified, multispecies, natural source alpha interferon ("Natural Alpha Interferon"). The Company's ALFERON N Injection(R) (Interferon Alfa-n3) product has been approved by the United States Food and Drug Administration ("FDA") for the treatment of certain types of genital warts and is being studied for potential use in the treatment of HIV, hepatitis C, and other indications. The Company also is studying ALFERON N Gel(R) and ALFERON LDO(R), the Company's topical and oral formulations of Natural Alpha Interferon, for the potential treatment of viral and immune system diseases. The Company's principal offices and research and production facilities are located at 783 Jersey Avenue, New Brunswick, New Jersey 08901 and its telephone number is (908) 249-3250.

                                  RISK FACTORS

    Prospective investors should consider carefully the following factors, together with the other information contained or incorporated by reference in this Prospectus, in evaluating an investment in the Common Stock offered hereby. This Prospectus contains or incorporates by reference certain forward-looking statements reflecting management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the following factors.

    Continuing Operating Losses; Accumulated Deficit. The Company has experienced significant operating losses since its inception in 1980. As of June 30, 1997, the Company had an accumulated deficit of approximately $89.3 million. For the six months ended June 30, 1997 and the years ended December 31, 1996, 1995, and 1994, the Company had losses from operations of approximately $7.5 million, $12.4 million, $7.4 million, and $11.8 million, respectively.

    Although the Company received approval to market ALFERON N Injection for the treatment of genital warts from the FDA in October 1989 and from the comparable Mexican regulatory authority in December 1994 and entered into an agreement for Cell Pharm GmbH ("Cell Pharm") to distribute ALFERON N Injection in Germany in April 1996, it has had only limited revenues from the sale of ALFERON N Injection to date. In order for the Company to operate profitably, the Company must sell significantly more ALFERON N Injection. Increased sales in the United States will depend primarily upon the attainment of FDA approval to market ALFERON N Injection for additional indications, of which there can be no assurance. See "Products Under Development" and "Regulatory Approvals" below in this section. Moreover, the Company cannot market ALFERON N Injection in other markets unless appropriate regulatory approvals are obtained. See "Foreign Regulatory Approvals" below in this section. There can be no assurance that sufficient quantities of ALFERON N Injection will be sold to allow the Company to operate profitably.

    Future Capital Needs; Uncertainty of Additional Funding. The Company will require substantial funds to conduct research and development and preclinical and clinical testing and to manufacture and market its products. For the six months ended June 30, 1997 and the years ended December 31, 1996, 1995, and 1994, the cash utilized by the Company's operations was approximately $9.0 million, $13.3 million, $7.1 million, and $7.8 million, respectively. The Company's future capital requirements will depend on many factors, including: continued scientific progress in its drug development programs; the magnitude of these programs; progress with preclinical testing and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in filing, prosecuting, and enforcing patent claims; competing technological and market developments; changes in its existing research relationships; the ability of the Company to establish collaborative arrangements; and effective commercialization activities and arrangements.

    On August 18, 1997, the Company completed the private placement (the "Private Placement") of 1,936,667 shares (the "Private Placement Shares") of Common Stock at a price of $6 per share. The $11,620,002 of proceeds from such sale (less estimated expenses of $30,000) will be used (i) to increase the Company's inventory of ALFERON N Injection (a) to meet increased market demand,
(b) for use in the on-going Company-sponsored Phase 3 clinical trials for HIV and hepatitis C (the "HIV and Hepatitis C Trials"), which became fully-enrolled in the second quarter of 1997, and (c) so that inventory will be available in the event the HIV and Hepatitis C Trials are successfully concluded beginning in late 1997 and ALFERON N Injection is subsequently approved for the treatment of one or both of these new indications by the FDA (of which there can be no assurance), (ii) to expand the Company's manufacturing facility, which will provide significantly increased production capacity in the event the HIV and Hepatitis C Trials are successfully concluded and ALFERON N Injection is approved for the treatment of one or both of these new indications by the FDA,
(iii) to increase the Company's marketing and sales capabilities, and (iv) to fund the Company's clinical programs.

    Sunrise Securities Corp. ("Sunrise"), the underwriter for the best efforts offerings by the Company in 1995 and 1996 and its private placement in 1996, acted as placement agent in the Private Placement and in connection therewith received a commission (which it assigned to its designees) of 116,200 shares of Common Stock and options (the "Private Placement Commission Options") to purchase 96,833 shares of Common Stock at a purchase price of $7.20 per share. Sunrise also received an unaccountable expense allowance of 38,733 shares of Common Stock (together with the 116,200 shares referred to above, the "Private Placement Commission and Expense Shares") in connection with the Private Placement. The Private Placement Options are exercisable for a period of four years, commencing on August 18, 1998, and cannot be sold, transferred, assigned, or hypothecated until such date, except that they may be assigned, in whole or in part, to any successor, officer, or partner of Sunrise. The Private Placement Shares, the Private Placement Commission and Expense Shares, and the shares underlying the Private Placement Commission Options are registered hereunder. See "Selling Stockholders."

    Based on the Company's estimates of revenues, expenses, and levels of production, management believes that the cash available as of September 1, 1997 will be sufficient to enable the Company to continue operations for at least 12 months. However, actual results, especially with respect to revenues, may differ materially from such estimates, and no assurance can be given that additional funding will not be required sooner than anticipated or that such additional funding, whether from financial markets or collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms acceptable to the Company. Insufficient funds will require the Company to delay, scale back, or eliminate certain or all of its research and development programs or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself or to shut down or curtail its manufacturing facility.

    No Guaranteed Source of Required Materials. The Company uses a number of essential materials in the production of Natural Alpha Interferon, including human white blood cells, and has limited sources from which to procure such materials. The Company does not have long-term agreements for the supply of most of such materials. There can be no assurance that long-term supply agreements covering essential materials can be entered into on commercially reasonable terms, if at all. Although the Company currently obtains human white blood cells from several sources, including the American Red Cross pursuant to a supply agreement dated April 1, 1997, there can be no assurance that the Company will be able to obtain all the human white blood cells that it needs. In addition, there can be no assurance that the Company will be able to renew its agreement with the American Red Cross when it terminates. If it is unable to obtain required raw materials, the Company may be required to scale back its operations or stop manufacturing Natural Alpha Interferon. The costs and availability of products and materials required by the Company for the commercial production of ALFERON N Injection and other products which the Company may commercially produce are subject to fluctuation depending on a variety of factors beyond the Company's control, including competitive factors, changes in technology, and FDA and other governmental regulation and there can be no assurance that the Company will be able to obtain such products and materials on terms acceptable to the Company or at all.

    Limited Marketing Program. In May 1997, the Company entered into an agreement appointing Alternate Site Distributors, Inc. ("ASD"), a subsidiary of Bergen Brunswig Corporation, the sole United States distributor of ALFERON N Injection. Pursuant to such agreement, ASD will also provide clinical and product information, reimbursement information and services, and management of patient assistant services. In September 1996, the Company hired an executive vice president for sales and marketing, who is expanding the Company's sales force so that the Company will be in a position to market ALFERON N Injection in the event the HIV and Hepatitis C Trials are successfully concluded and ALFERON N Injection is approved for the treatment of one or both of these new indications by the FDA. In addition, the Company currently has marketing arrangements for the distribution of ALFERON N Injection in Mexico and Germany. Unless the Company successfully develops its own sales force or enters into additional marketing arrangements with other companies, the Company will be dependent on the ability of its current distributors to sell sufficient quantities of ALFERON N Injection to allow the Company to operate profitably. There can be no assurance that the Company will be able to develop its own sales force or enter into additional marketing agreements on acceptable terms, if at all, or that the Company will be able to successfully market and sell ALFERON N Injection or any other product.

    Products Under Development. The Company's products under development include
(i) ALFERON N Injection for the potential treatment of HIV, hepatitis C, multiple sclerosis, and hepatitis B, (ii) ALFERON N Gel for the potential treatment of cervical dysplasia, intravaginal warts, mucocutaneous herpes in immuno-compromised patients, and recurrent genital herpes, and (iii) ALFERON LDO for the potential treatment of certain symptoms of patients infected with the HIV virus. However, there can be no assurance that these products will be cost-effective, safe, and effective treatments for these diseases, and there is no assurance of receiving regulatory approvals to market these products. The Company cannot market such products until such approvals are obtained. Even if such approvals are obtained, there can be no assurance that any of these products will be successful or will produce significant revenues or profits for the Company. The ability of the Company to become profitable depends on the successful commercial development of these products.

    Potential Side Effects. The Company is engaged in the manufacture and sale of a single FDA approved product, ALFERON N Injection for the treatment of refractory or recurring external genital warts in adults. In clinical trials conducted for the treatment of genital warts with ALFERON N Injection, patients have not experienced serious side effects; however, there can be no assurance that unexpected or unacceptable side effects will not be found in the future for this use or other potential uses of this product or for any other product the Company might develop which could threaten or limit such product's usefulness. See "Risk of Product Liability" below in this section.

    Substantial Competition. In the United States and Mexico, the Company currently competes with Schering-Plough Corp.'s ("Schering") injectable recombinant interferon product in the treatment of genital warts. In March 1997, Minnesota Mining & Manufacturing Co. received FDA approval for its immune-response modifier, Aldara(R), a self-administered topical cream, for the treatment of genital warts. ALFERON N Injection also competes with surgical, chemical, and other methods of treating genital warts. The Company cannot assess the impact products developed by the Company's competitors or advances in other methods of the treatment of genital warts will have on the commercial viability of its product.

    If and when the Company obtains additional approvals of uses of its products (such as the approval obtained by Cell Pharm in Germany), it expects to compete primarily on the basis of product performance. The Company's potential competitors have developed or may develop products (containing either alpha interferon or other therapeutic compounds) or other treatment modalities for those uses. Many of the Company's potential competitors are among the largest pharmaceutical companies in the world, are well known to the public and the medical community, and have substantially greater financial resources, product development, and manufacturing and marketing capabilities than the Company or its marketing partners.

    Schering's recombinant interferon product has achieved market dominance for the treatment of hepatitis C and hepatitis B in the United States and other markets, and Roche Pharmaceuticals's recombinant interferon product was recently approved for the treatment of hepatitis C in the United States and for other medical uses in foreign countries. A number of synthetic antiviral compounds have been approved in the United States and certain foreign countries for the treatment, primarily in combination therapy, of HIV and AIDS, including reverse transcriptase inhibitors (nucleoside analogues) such as Epivir(R) and Retrovir(R) (manufactured by Glaxo Wellcome Inc.), Hivid(R) (manufactured by Roche Laboratories, Inc.), and Zerit(R) and Videx(R) (manufactured by Bristol-Myers Squibb Company) and protease inhibitors such as Crixivan(R) (manufactured by Merck & Co., Inc.), Invirase(R) (manufactured by Roche Laboratories, Inc.), and Norvir(R) (manufactured by Abbott Laboratories). Also, Viramune(R), a non-nucleoside reverse transcriptase inhibitor (manufactured by Boehringer Ingelheim Corporation), was recently approved by the FDA for use in combination with nucleoside analogues for the treatment of HIV-infected adults. In the United States, two recombinant forms of beta interferon have been approved for the treatment of relapsing-remitting multiple sclerosis. There can be no assurance that, if the Company is able to obtain regulatory approval of ALFERON N Injection for the treatment of any of those diseases, it will be able to achieve any significant penetration into those markets. In addition, because certain of the competitive products are not dependent on a source of human blood cells, such products may be able to be produced in greater volume and at a lower cost than ALFERON N Injection and the Company's other Natural Alpha Interferon formulations. Currently, the Company's wholesale price on a per unit basis of ALFERON N Injection is substantially higher than that of the competitive recombinant alpha interferon products.

    Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company, or developing products that are more effective than those proposed to be developed by the Company. While the Company will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others or other medical advances will not render the Company's technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies.

    Potential Patent Infringement Claims. On March 5, 1985, the United States Patent and Trademark Office issued a patent to Hoffmann-La Roche, Inc. ("Hoffmann") claiming purified human alpha (leukocyte) interferon (regardless of how it is produced). F. Hoffmann-LaRoche Ltd. ("Roche"), the parent of Hoffmann, also has been issued patents covering human alpha interferon in many countries throughout the world. As of March 31, 1995, the Company obtained a non-exclusive perpetual license from Hoffmann and Roche which grants the Company the worldwide rights to make, use, and sell, without a potential patent infringement claim from Hoffmann or Roche, any formulation of Natural Alpha Interferon. The license permits the Company to grant marketing rights with respect to Natural Alpha
Interferon products to third parties, except that the Company cannot grant marketing rights with respect to injectable products in any country in which Hoffmann or Roche has patent rights covered by the license to any third party not listed on a schedule of approximately 50 potential marketing partners without the consent of Hoffmann and Roche, which consent cannot be unreasonably withheld. There can be no assurance that the Company will not want to grant such marketing rights to a third party not listed on such schedule, or that Hoffmann and Roche will not withhold the required consent. In addition, if such license were terminated, the Company may be subject to a patent infringement lawsuit by Hoffmann and Roche if it continued to market Natural Alpha Interferon products. If such a suit were brought, the Company would have to either counterclaim to attempt to invalidate the Hoffmann and Roche patents or prove that it did not infringe such patents.

    In addition, there may have been other patent applications filed in the United States and in foreign countries, some of which may have been filed by potential competitors of the Company, with respect to the technologies and/or products which may be required by the Company to produce its current and proposed products. If any of such patents issue in the United States or in foreign countries in a form which covers the Company's products or processes, the Company would be required to obtain licenses under such patents in connection with the domestic and international commercialization of such products. There can be no assurance that the Company could obtain licenses under any of such patents if so issued, particularly if they were issued to companies directly in competition with the Company, or that, even if the Company could obtain licenses, it could do so on commercially reasonable terms.

    If the sale or use of any of the Company's products were to become the basis of a patent infringement lawsuit, assuming the Company could not obtain a license on satisfactory terms, the Company may be required to incur substantial litigation expenses, and such litigation could also consume substantial management time, which could have a material adverse effect upon the financial condition of the Company even if it were to be successful in the litigation. If the Company proved unsuccessful in such litigation, it may be required to pay a royalty for the use of the claimed patents or cease producing the products and redevelop the products in such a way as to avoid infringing any claimed patent rights. There can be no assurance in such case that the Company could obtain a license under such patents on commercially reasonable terms or at all, or that it could successfully redevelop the products to fall outside the scope of the claim.

    It is the Company's policy to seek licenses if it believes that the terms of such licenses, when weighed against the expense and uncertainties of potential litigation, are cost effective.

    Possible Inability to Protect Technology. To a significant extent, the ability of the Company to protect its rights in any products or technology it may develop depends upon its ability to obtain suitable patent or similar protection. The ability of the Company to obtain patents, and the nature, extent, and enforceability of the intellectual property rights that are obtained as a result of the Company's research, involve complex legal and factual issues. New technology and products developed by the Company may not qualify for patent protection or, if they do qualify, may be subject to challenge or to protracted judicial proceedings. In addition, the Company may determine not to seek additional patent or other protection for its technology or products. It is not certain that other patents will be issued or, if issued, that they will afford the Company protection from competitive products. Although the Company's practice is to require its technical and scientific employees and consultants to execute confidentiality agreements covering proprietary information, there can be no assurance that others will not independently make similar discoveries or otherwise obtain access to proprietary information of the Company. In addition, the Company has a non-exclusive license agreement with Hoffmann and Roche which enables the Company to sell its products. There can be no assurance that Hoffmann or Roche has not granted or will not grant a similar license to another company with considerably greater financial, technical, and marketing resources than the Company or that Hoffmann or Roche will not enter the market itself with a competitive product.

    While the Company has recently been issued a United States patent for Natural Alpha Interferon produced from human peripheral blood leukocytes and its production process and has several patent applications pending, it is possible that others have or may develop equivalent or superior products or technologies which would not fall within the scope of the Company's patent claims or which might involve inventions similar in scope to those of the Company for which patent or similar rights are obtained by others prior to the time that the Company is able to do so.

    Regulatory Approvals. The production and marketing of the Company's products in the United States, as well as its ongoing research and development activities, are subject to regulation by governmental agencies, most significantly the FDA. Such regulation includes requirements for obtaining FDA approval prior to marketing each of its products in the United States. In order to obtain such FDA approval, the Company must demonstrate, among other things, the safety and efficacy of each product through pre-clinical and clinical testing. Obtaining such approvals is a time-consuming process and requires the expenditure of substantial resources. Each facility in which the products are produced and packaged, whether operated by the Company or a third party, must meet the FDA's standards for current good manufacturing practices and must also be approved prior to marketing any product produced or packaged in such facility. Any significant change in the production process which may be commercially required, including changes in sources of certain raw materials, or any change in the location of the production facilities will also require FDA approval. To the extent a portion of the manufacturing process for a product is handled by an entity other than the Company, the Company must similarly receive FDA approval for the participation by such third party in the manufacturing process. For example, the Company has entered into an agreement with Abbott Laboratories, Inc. ("Abbott") pursuant to which Abbott formulates and packages ALFERON N Injection. The Company presently has a biologic establishment license for the facilities in which it produces ALFERON N Injection, which includes the facilities in which Abbott formulates and packages ALFERON N Injection. If the Company's or Abbott's present manufacturing facilities were damaged or destroyed or the Company's arrangements with Abbott were terminated, there can be no assurance that FDA approval could be obtained for another facility or that another facility could be built and approved on a timely basis or on commercially reasonable terms. Delays in obtaining, or the failure to obtain, any necessary regulatory approvals could have a material adverse effect on the Company's ability to develop, produce, and sell its products. In addition, failure of the Company to comply in any respect with FDA requirements with respect to the production and marketing of biological drug products can subject the Company to potential civil and criminal penalties and its products to seizure and other civil enforcement action. Because of the uncertain nature of many of these requirements, there can be no assurance that regulatory problems of this type will not occur.

    Foreign Regulatory Approvals. To market its products outside of the United States, the Company is subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. At present, foreign marketing authorizations are applied for at a national level, although certain registration procedures are available within the European Union (the "EU") to companies wishing to market a product in more than one EU member country. If a regulatory authority is satisfied that adequate evidence of safety, quality, and efficacy has been presented, marketing authorization is usually granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above. Approval by the FDA does not ensure approval by other countries. There can be no assurance that the Company's products will receive such approvals. In addition, under certain circumstances, the Company may be required to obtain FDA authorization to export products for sale in foreign countries. For instance, in most cases, the Company may not export products that have not been approved by the FDA unless it first obtains an export permit from the FDA. However, these FDA export restrictions generally do not apply if the Company's products are exported in conformance with their United States approvals or are manufactured outside the United States. At the present time, the Company does not have any foreign manufacturing facilities.

    Uncertainty of Pharmaceutical Pricing and Related Matters; Need for Reimbursement. The future revenues and profitability of, and availability of capital for, biotechnology companies may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, the pricing and profitability of prescription pharmaceuticals is subject to government control. In Japan, which is currently the world's largest market for interferon products, the government imposed price cuts ranging from 13.5% to 22.7% in 1994 on certain interferon products then being marketed in Japan. The Company cannot predict whether similar price cuts will be imposed on any of the Company's products in Japan or in any other country at such time as such products are being marketed in such country or the size or duration of any cuts that may be imposed. However, there can be no assurance that any such cuts will not have a material adverse effect on the Company's future results of operations. There have been, and the Company expects there to continue to be, a number of United States federal and state proposals to implement similar government control. It is uncertain what form any health care reform legislation may take or what actions the federal, state, and private payors may take in response to the suggested reforms. The Company cannot predict when any suggested reforms will be implemented, if ever, or the effect of any implemented reform on the Company's business. There can be no assurance, however, that any implemented reform will not have a material adverse effect on the Company's future results of operations. The Company's long-term ability to market its products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from public and private health insurers and other organizations. Third-party payors are increasingly challenging the prices of medical products and services. The reimbursement status of newly-approved health care products is highly uncertain, and there can be no assurance that third-party coverage will be available or that available third-party coverage will enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. While recombinant alpha interferon products can be produced at a lower cost per unit than the Company's formulations of Natural Alpha Interferon products, until dose regimens and treatment durations are determined, the Company is unable to determine whether the cost of treatment with the Company's products will be greater, equal to, or less than the cost of competing treatments.

    Royalty Obligations. The Company is a party to certain license agreements pursuant to which it is obligated to pay royalties based upon the commercial exploitation of its products. Royalty payments under such license agreements with respect to ALFERON N Injection, ALFERON N Gel, and ALFERON LDO could aggregate up to 9.5%, 13.5%, and 19.5%, respectively, of the Company's net sales of such products. Such royalty obligations, together with any additional royalties which may be payable by the Company, may limit the Company's marketing strategies and prevent it from obtaining adequate profit margins and could have a material adverse effect on the commercial exploitation of the Company's products.

    In connection with the acquisition of certain intellectual property and technology rights from National Patent Development Corporation ("NPDC"), the Company agreed to pay NPDC a royalty of $1 million. Such amount is payable if and when the Company generates income before income taxes, limited to 25% of such income before income taxes per year until such amount is paid in full.

    Risk of Product Liability. The Company's products have undergone or will undergo extensive clinical testing prior to the granting of any regulatory approval for the purpose, among other things, of determining the safety of such products. The Company may sell products which cause unexpected adverse reactions or result in an allergic or other reaction or which are alleged to have unacceptable adverse side effects. Product liability risk is inherent in the testing, manufacture, marketing, and sale of the Company's products, and there can be no assurance that the Company will be able to avoid significant product liability exposure. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such unexpected reactions, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. The Company has a product liability insurance policy in the amount of $10,000,000. Although the Company believes this amount is sufficient, there is no assurance that the Company will be able to maintain such coverage, and even if it does maintain it, in the event that the Company becomes subject to liability claims in excess of any insurance coverage it may have in effect, the Company may not have sufficient assets or liquidity to satisfy such claims which could result in the Company's inability to continue its operations. Furthermore, any published reports or rumors suggesting a link between a Company product and injury to a person could be expected to materially impair the Company's ability to market such product.

    Retention of Key Personnel. Because of the specialized scientific nature of the Company's business, it is necessary to attract and retain personnel with a wide variety of scientific capabilities. Competition for such personnel is intense. There can be no assurance that the Company will continue to attract and retain personnel of high scientific caliber. None of the Company's key employees have employment agreements. The Company does not maintain key man life insurance for any of its key employees and does not intend to obtain such insurance. The Company's loss of services of certain of its employees or other members of its staff could have a material adverse effect on the Company's operations.

    Conflicts of Interest. As of August 20, 1997, NPDC beneficially owned approximately 12.9% of the outstanding shares of Common Stock. Certain conflicts of interest may arise as a result of NPDC's stock ownership in the Company and certain related transactions between the Company and NPDC. Furthermore, the chief executive officer of the Company also serves as general counsel of NPDC and may have conflicts of interest in allocating management time, services, and functions between the Company and NPDC. In addition, certain directors of NPDC also serve as directors of the Company.

    Preferred Stock. The Company's charter provides for 5,000,000 authorized but unissued shares of Preferred Stock, the rights, preferences, qualifications, limitations, and restrictions of which may be fixed by the Board of Directors without any further vote or action by the stockholders. The ability to issue the Preferred Stock could have the effect of delaying, deferring, or preventing a change of control of the Company.

    Options and Warrants. As of August 20, 1997, the Company had outstanding options to purchase 1,615,316 shares (including options issued to Sunrise or its designees for 577,666 shares) and warrants to purchase 164,115 shares of Common Stock. For the life of the outstanding options and warrants, the holders are given, at nominal cost, the opportunity to profit if the price for the Common Stock in the public market exceeds the exercise price of the options or warrants, without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. If the public market price of the Common Stock does not rise above the exercise price of the options or warrants during the exercise period, then such securities will expire worthless. As long as the outstanding options and warrants remain unexercised, the terms under which the Company could obtain additional capital may be adversely affected. Moreover, the holders of these securities may be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of its securities on terms more favorable than those provided by these securities.

    Volatility of Share Price; Lack of Liquidity. There has been significant volatility in the market prices for publicly traded shares of biotechnology companies, including the Company. There can be no assurance that the price of the Common Stock will remain at or exceed current levels. Factors, such as announcements of technological or product developments by the Company or its competitors, governmental regulation, or patent or proprietary rights developments, may have a significant impact on the market price of the Common Stock.

    While 22 firms made a market in the Common Stock as of July 31, 1997, all or some of such firms may discontinue such activities at any time or from time to time, which may adversely affect the price and liquidity of the Common Stock.

    Dividends on Common Stock Unlikely. The Company does not, in the foreseeable future, anticipate paying any dividends on the Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of June 30, 1997 and (ii) as adjusted to give effect to the Private Placement (assuming no other changes in capitalization after June 30, 1997).


                                                                     June 30, 1997
                                                                      (Unaudited)
                                                                        Actual           As Adjusted
Stockholders' equity:
   Preferred Stock, par value $.01 per
share, 5,000,000 shares authorized; none issued and                       --                 --
outstanding
   Common Stock, par value $.01 per share,                                              $143,767
55,000,000 shares authorized; 12,285,105 shares issued and
outstanding; 14,376,705 shares issued and outstanding as                $122,851
adjusted(1)
Capital in excess of par value                                       107,447,693        119,016,779
Accumulated deficit                                                  (89,324,656)       (89,324,656)
                                                                    ------------       -----------
                     Total stockholders' equity                     $18,245,888         $29,835,890
                                                                     ----------
             Total capitalization                                   $18,245,888         $29,835,890
                                                                    ===========        ===========

- ----------

(1) Does not include (i)1,037,650 shares of Common Stock reserved for issuance upon the exercise of options outstanding under the Company's stock option plan, (ii) 164,115 shares (164,115 shares as adjusted) reserved for issuance upon the exercise of outstanding warrants, and
         (iii) 480,833 shares (577,666 shares as adjusted) reserved for issuance upon the exercise of options issued to Sunrise or its designees.

         The Company has no short-term or long-term debt or material long-term lease obligations.

                              PLAN OF DISTRIBUTION

         The Company may offer the shares Common Stock being sold by the Company in any of three ways: (i) through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate, (ii) through agents designated from time to time, or (iii) directly by the Company. Such shares of Common Stock may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. To the extent required, any Prospectus Supplement with respect to such shares of Common Stock will set forth the terms of the offering and the proceeds to the Company from the sale thereof, any underwriting discounts and other items of price, and any discounts or concessions allowed or reallowed or paid to dealers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         If underwriters are utilized, the Common Stock being sold to them will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. The Common Stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. To the extent required, the underwriter or underwriters with respect to the Common Stock being offered by the Company will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent.

         The Common Stock may be sold directly by the Company or through agents designated by the Company from time to time. To the extent required, any agent involved in the offer or sale of the Common Stock being offered by the Company will be named in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

         Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of such liabilities.

         Agents and underwriters may engage in other transactions with or perform other services for the Company. To the extent required, any such relationships will be set forth in a Prospectus Supplement.

         The Company will pay all of the expenses of the offering of the shares Common Stock being sold by the Company.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information as of the date of this Prospectus with respect to the Selling Stockholders. The shares to be sold by the Selling Stockholders represent shares of Common Stock currently owned by the Selling Stockholders or which may be acquired by them on exercise of options. Each of the Selling Stockholders has certain registration rights with respect to the shares of Common Stock to be sold. The Company will receive the exercise price on any such exercise but will not receive any of the proceeds from the sale of such shares. Beneficial ownership after this offering will depend on the number of shares sold by each Selling Stockholder.


                Name of Selling Stockholders          Number of     Percentage of     Number of Shares
                                                       Shares        Class Prior           Offered
                                                    Beneficially       to This
                                                   Owned Prior to      Offering
                                                    This Offering

           State Capital Partners                           10,000         (1)               10,000(2)
                    Michael G. Jesselson                272,375(3)       1.89%              100,000(2)
                    Howard Milstein                        150,000       1.04%              150,000(2)
                    Highbridge Capital                     125,000         (1)              125,000(2)
           Corporation
           Nader Tavokali                                   25,000         (1)               25,000(2)
           York Capital Management, L.P.                    60,000         (1)               60,000(2)
           York Investment Ltd.                             90,000         (1)               90,000(2)
           Western Asset Management                        500,000       3.48%              500,000(2)
           CTM Financial Corp.                               8,000         (1)               20,000(2)
           Porter Partners, L.P.                            50,000         (1)               50,000(2)
           Rebel Capital, L.P.                              50,000         (1)               50,000(2)
           Pharos Fund Ltd.                                 50,000         (1)               50,000(2)
           Lions Investment Ltd.                            95,000         (1)               50,000(2)
           Andrew Hart                                      30,000         (1)               20,000(2)
           Trenton Small Cap Fund                           70,000         (1)               70,000(2)
           Aries Domestic Fund, L.P.                        56,667         (1)               56,667(2)
           The Aries Trust                                 110,000         (1)              110,000(2)
           Bridgewater Partners, L.P.                       32,500         (1)               20,000(2)
           CSL Associates, L.P.                             46,700         (1)               30,000(2)
           Nathan Low(4)                                736,939(5)       4.99%              335,338(6)
           Paul Scharfer(4)                             254,664(7)       1.75%               54,764(8)
           Derek Caldwell(4)                             29,059(9)         (1)              16,559(10)
           Alan Swerdloff(4)                            22,653(11)         (1)              13,746(12)
           Lorne Kaplan(4)                               1,716(13)         (1)               1,716(14)
           Richard Stone(4)                              7,843(15)         (1)               7,843(16)
           Sean Gallagher(4)                             2,451(17)         (1)               2,451(18)
           Ray Rivers(4)                               144,804(19)       1.00%             109,826(20)
           Ruth Low                                         16,000         (1)               16,000(2)
           Lisa Low Cust. for Chantal Low                   11,000         (1)               11,000(2)
           Lisa Low Cust. for Daniel Low                     9,000         (1)                9,000(2)
           Sunrise Foundation Trust(4)                      23,523         (1)              23,523(21)
      ----------

     (1) Less than one percent.

     (2) Shares purchased in the Private Placement.

     (3) Includes 27,500 shares held by a trust for which Mr. Jesselson is trustee.

     (4) Designee and/or officer or employee of Sunrise.

         On May 10, 1995, Sunrise was retained by the Company to introduce the Company to a specified pharmaceutical company. The engagement expired without any compensation being payable to Sunrise.

         Sunrise acted as the underwriter for a best efforts offering by the Company which was completed in August and September 1995 pursuant to which the Company sold 3,000,000 shares of Common Stock for an aggregate of $14,400,000. In connection with such offering, (i) Sunrise received underwriting discounts of $1,112,100, a non-accountable expense allowance of $335,900, an accountable expense allowance of $4,800, and options to purchase 280,833 shares of Common Stock at an exercise price of $7.44 per share and (ii) the Company, the Company's officers and directors, and the Company's principal stockholders agreed (subject to certain exceptions) not to sell, directly or indirectly, any of their shares of Common Stock or other equity securities of the Company for periods ranging from six to 24 months from August 14, 1995, without the consent of the Company and Sunrise.

         Sunrise acted as the underwriter for a best efforts offering by the Company which was completed in May 1996 pursuant to which the Company sold 2,000,000 shares of Common Stock for an aggregate of $16,000,000. In connection with such offering, Sunrise received underwriting discounts of $1,120,000, a non-accountable expense allowance of $240,000, and options to purchase 200,000 shares of Common Stock at an exercise price of $9.60 per share.
             Sunrise  acted as  placement  agent for a private  placement by the
         Company which was completed in December 1996 pursuant to which the Company sold 1,403,750 shares of Common Stock for an aggregate of $9,124,375. In connection with such offering, Sunrise received a commission of 122,065 shares of Common Stock and options to purchase 122,065 shares of Common Stock at a purchase price of $7.80 per share.

             Sunrise acted as placement agent in the Private Placement and in connection therewith received the Private Placement Commission and Expense Shares and the Private Placement Commission Options.

     (5) Includes 215,560 shares issuable upon exercise of options with an exercise price of $7.44 per share, 123,362 shares issuable upon exercise of options with an exercise price of $9.60 per share, and 47,735 shares issuable upon exercise of options with an exercise price of $7.80 per share. Also includes 170,000 shares held by the Nathan Low IRA.

     (6) Includes 260,000 shares purchased in the Private Placement (including 170,000 shares purchased in the Private Placement by the Nathan Low IRA) and 75,338 Private Placement Commission and Expense Shares.

     (7) Includes 30,938 shares issuable upon exercise of options with an exercise price of $7.44 per share, 64,137 shares issuable upon exercise of options with an exercise price of $9.60 per share, 53,144 shares issuable upon exercise of options with an exercise price of $7.80 per share, and 30,895 shares issuable upon exercise of options with an exercise price of $7.20 per share.

     (8) Includes 23,869 Private Placement Commission and Expense Shares and 30,895 shares issuable upon exercise of Private Placement Commission Options.

     (9) Includes 12,500 shares issuable upon exercise of options with an exercise price of $7.80 per share and 1,254 shares issuable upon exercise of options with an exercise price of $7.20 per share.

     (10) Includes 12,000 shares purchased in the Private Placement, 3,305 Private Placement Commission and Expense Shares, and 1,254 shares issuable upon exercise of Private Placement Commission Options.

     (11) Includes 1,783 shares issuable upon exercise of options with an exercise price of $7.80 per share and 4,552 shares issuable upon exercise of options with an exercise price of $7.20 per share.

     (12) Includes 5,000 shares purchased in the Private Placement, 4,194 Private Placement Commission and Expense Shares, and 4,552 shares issuable upon exercise of Private Placement Commission Options.

     (13) Includes 472 shares issuable upon exercise of options with an exercise price of $7.20 per share.

     (14) Includes 1,244 Private Placement Commission and Expense Shares and 472 shares issuable upon exercise of Private Placement Commission Options.

     (15) Includes 2,157 shares issuable upon exercise of options with an exercise price of $7.20 per share.

     (16) Includes 5,686 Private Placement Commission and Expense Shares and 2,157 shares issuable upon exercise of Private Placement Commission Options.

     (17) Includes 674 shares issuable upon exercise of options with an exercise price of $7.20 per share.

     (18) Includes 1,777 Private Placement Commission and Expense Shares and 674 shares issuable upon exercise of Private Placement Commission Options.

     (19) Includes 56,829 shares issuable upon exercise of options with an exercise price of $7.20 per share.

     (20) Includes 20,000 shares purchased in the Private Placement, 32,997 Private Placement Commission and Expense Shares, and 56,829 shares issuable upon exercise of Private Placement Commission Options.

     (21) Includes 17,000 shares purchased in the Private Placement and 6,523 Private Placement Commission and Expense Shares.

     The sale of shares of Common Stock by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Stockholders) in the over-the-counter market or in negotiated transactions, through the writing of options on such shares, a combination of such methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

    Selling Stockholders may effect such transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in the over-the-counter market, in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

    The Selling Stockholders and broker-dealers, if any, acting in connection with such sale might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such shares might be deemed to be underwriting discounts and commissions under the Securities Act.

                                  LEGAL MATTERS

    The legality of the securities offered hereby will be passed on for the Company by Andrea D. Kantor, Associate General Counsel of the Company. Ms. Kantor owns 3,881 shares of Common Stock and has options to purchase 24,376 shares of Common Stock, of which options to purchase 10,188 shares of Common Stock are currently exercisable.

                                     EXPERTS

    The audited consolidated financial statements of the Company and its subsidiary at December 31, 1996 and 1995, and for each of the years in the three year period ended December 31, 1996, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Offering, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance where such contract or other document is an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

    No dealer, salesperson, or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any of the securities offered hereby to anyone in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of the Company or that the information herein is correct as of any time subsequent to the dates as of which such information is given.












                                TABLE OF CONTENTS

                                               Page
The Company                                       3
Risk Factors                                      3
Capitalization                                   12
Plan of Distribution                             13
Selling Stockholders                             14
Legal Matters                                    17
Experts                                          17
Additional Information                           17









                            Interferon Sciences, Inc.



                                3,088,453 Shares

                                       of

                                  Common Stock






                                   PROSPECTUS

















                                                               , 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 14.  Other Expenses of Issuance and Distribution.

    The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered hereby. All are estimated except the SEC fee.

                    SEC registration fee                  $6,852.58
                    Accounting fees and expenses           5,000.00
                    Legal fees and expenses               15,000.00
                    Miscellaneous                          3,147.42
                                                           --------
                              Total                      $30,000.00

    Item 15.  Indemnification of Directors and Officers

    Article 9 of the Company's Restated Certificate of Incorporation provides that the Company shall, to the full extent then permitted by law, indemnify all persons whom it may indemnify pursuant thereto. In addition, Article 10 of the Company's Restated Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware.

    Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

    Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

    The Company currently has a $1,000,000 directors' and officers' liability insurance policy.

    Item 16.  Exhibits.

     5.1  -   Opinion of Andrea D. Kantor, Esq., Associate General Counsel,
              Registrant, as to the legality of the securities being registered*
    23.1  -   Consent of Independent Auditors*
    23.2  -   Consent of Andrea D. Kantor (included in Exhibit 5.1)*
    ----------
    * Filed herewith.

    Item 17.  Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    B. The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, That paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on this 8th day of September, 1997.

                                               INTERFERON SCIENCES, INC.

                                               By: LAWRENCE M. GORDON
                                                   Chief Executive Officer

    Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in their capacities on September 8, 1997.

Samuel H. Ronel, Ph.D.                   Chairman of the Board


Lawremce M. Gordon                       Chief Executive Officer and Director
                                         (Principal Executive Officer)

Stanley G. Schutzbank, Ph.D.            President and Director


                                         Director
Leon Botstein, Ph.D.

                                         Director
Jerome I. Feldman

                                         Director
Sheldon L. Glashow, Ph.D

Scott N. Greenberg                       Director

                                         Director
Roald Hoffmann, Ph.D

Martin M. Pollak                         Director

Donald W. Anderson                       Controller (Principal Accounting and
                                         Financial Officer)


    The foregoing constitute a majority of the members of the Board of Directors.

                                INDEX TO EXHIBITS

                                                                Sequentially
Exhibit                              Description                  Numbered
Number                                                              Page
- ------
5.1 Opinion of Andrea D. Kantor, Esq., Associate General Counsel, Registrant, as to the legality of the securities being registered*
23.1             Consent of Independent Auditors*
23.2             Consent of Andrea D. Kantor (included in Exhibit 5.1)*
- ----------
* Filed herewith.